Exhibit 99.1

SOLAI Limited Receives Continued Listing Notice from NYSE;
Announces Changes to its Board of Directors

AKRON, Ohio, February 27, 2026 – SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a leading technology-driven cryptocurrency infrastructure company, today announced that on January 29, 2026, the Company was notified by the New York Stock Exchange (“NYSE”) that it is not in compliance with continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual because as of January 28, 2026, the average closing price of the Company’s American Depositary Shares (“ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

The Company notified the NYSE on February 10, 2026, of its intent to regain compliance with the minimum price requirement.

The Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month Cure Period if, on the last trading day of any calendar month during the Cure Period, its ADSs have a closing price of at least US$1.00 and an average closing price of at least US$1.00 over the 30 consecutive trading-day period ending on the last trading day of that month. If such compliance with the minimum share price requirement has not been regained by the end of the Cure Period, the NYSE will commence suspension and delisting procedures.

The notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations. The Company is closely monitoring the closing price of its ADSs and intends to regain compliance.

Changes to Board of Directors

The Company also announced that Mr. Qian Sun has resigned as an independent director, effective immediately. Mr. Sun’s resignation is for personal reasons and does not involve any disagreement with the Company’s Board of Directors (the “Board”). Mr. Sun expressed his gratitude for the opportunity to serve the Company and wished it continued success.

Concurrently, SOLAI appointed Mr. Zhan Chen as an independent director of the Company, effective immediately. Mr. Chen satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the NYSE, and meets the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Mr. Chen will succeed Mr. Sun as a member of the audit committee, the nominating and corporate governance committee, and the strategy committee of the Board.

Mr. Chen brings extensive entrepreneurial and executive leadership experience across the consumer, technology, and fintech sectors in both the U.S. and Asia. He is the founder and, since 2025, the CEO of Open Mouth Food Inc., a U.S.-based premium food company specializing in clean-label, shelf-stable Asian noodle soups and broths. Previously, Mr. Chen successfully founded and scaled multiple ventures, serving as CEO of Boba Labs Inc. from 2022 to 2024 and Qin Yan Tech from 2017 to 2019. Earlier in his career, he served as CEO of the consumer lending division at Wheat Financial Technology. Mr. Chen received a bachelor’s degree from the East China University of Political Science and Law. He is an alumnus of Tsinghua University’s Global Entrepreneur Leadership Program at the PBC School of Finance, a curriculum tailored for founders, entrepreneurs, and senior investment professionals driving innovative, high-growth ventures. He also completed an executive education program at China Europe International Business School (“CEIBS”).

Mr. Bo Yu, the Chairman of the Board and Chief Operating Officer of SOLAI, commented, “On behalf of the Board and the entire management team, I would like to extend our deepest gratitude to Mr. Sun for his invaluable guidance and dedicated service since 2013. We wish him the absolute best in his future endeavors as he returns to his commitments at HSG. As we develop our strategy, infrastructure, and products to drive the next phase of growth, we are very excited to welcome Mr. Chen to the Board. His proven leadership and dynamic entrepreneurial track record having founded and scaled ventures across the consumer, fintech, and broader technology sectors will bring fresh, highly relevant perspectives to the Board.”

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, SOLAI aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause SOLAI’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com